Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
of the Securities Exchange Act of 1934
Subject Company: Time Warner Inc.
Commission File No.: 1-15062

Event Name: AT&T Inc. at Wells Fargo Technology, Media & Telecom Conference
Event Date: 2016-11-09

P: Jennifer Fritzsche; Wells Fargo Securities, LLC; Analyst
C: John Stephens; AT&T Inc.; Senior EVP, CFO

Jennifer Fritzsche^ Okay. Well, welcome, everyone. We welcome you to the Wells Fargo TMT conference for 2016. For those of you who I don't know, I'm Jennifer Fritzsche; I'm the senior telecom equity analyst.

I guess -- wow, timing is everything. While we've all had a lot of scenarios play out unlike we thought, and a clear November surprise, it's a great time to digest what's going to happen in the next coming days. Of course, I am referring to our great Chicago Cubbies and their recent World Series win.

But I'm so happy to have at this conference, opening up, one of the biggest baseball fans I know in John Stephens, the CFO of AT&T. So welcome, John. I'm going to come join you. So welcome.

John Stephens^ Thank you, Jennifer. We appreciate you inviting us.

Jennifer Fritzsche^ Politics aside, John, maybe just getting the question out of the way, obviously a big night last night, with the Republicans now taking the Presidential seat and both sides of Congress. Am I right in saying that -- it's early to digest, I know -- but typically in a Republican administration they are very pro-business, in favor of many of the things you're already doing -- infrastructure, investments. What are your thoughts?

John Stephens^ Well, first of all, Jennifer, once again thank you for having us here, and let me get a couple of the normal items out of the way. Today's conversations may include some forward-looking statements, some statements that have risk and may or may not occur in reality. So looking forward we suggest you go to our website and our other public filings.

With regard to the election, it was a long night. We were all up and captivated by the activity last night.

From a Company perspective, we really look forward to working with President-elect Trump and his transition team. His policies and his discussions about infrastructure investment, economic development, and American innovation all fit right in with AT&T's goals.

We've been the leading investor in this country for more than five years running, and our Time Warner transaction is all about innovation and economic development, consumer choice, and investment in infrastructure with regard to providing a great 5G mobile broadband experience. So we look forward with optimism to working with the leadership and providing benefits to consumers and to our shareholders.

Jennifer Fritzsche^ All right, thanks. Well, some other big news. You've also been very, very busy on the Time Warner front. Maybe let's go on to that question.

I guess the main people -- question I get from investors is: What drove AT&T's desire to own content?

John Stephens^ Oh, I think the real key here is, simply put: mobile is video and video is mobile. We're seeing that happen every day with the traffic we carry, and we were interested in being able to marry with our great distribution systems -- our great broadband, wireless, wireline, our ability to deliver video -- marry that with the premium content player. And that certainly is Time Warner.

So we feel very good about that. You've seen us work with DTV now and other over-the-top type investments and opportunities.

We feel like having the content opportunity along with our distribution will eliminate the friction that usually takes place between -- in the companies trying to do innovation. It will accelerate innovation. It will generate consumer choice, new products for consumer. And it ultimately will generate investment.

When you put all that together, it's a great transaction for our customers and for our shareholders as well as for the American economy.

Jennifer Fritzsche^ If we look at the regulatory approval, the spread right now actually is improving with the market today. I was just going back and forth with my arb team; it's about 35% probability the way TWX is going to open today.

Can you talk a little bit about your thoughts on the approval process?

Am I correct in saying, I guess, two things: one, the FCC really shouldn't be involved in this deal because it likely will not involve the transfer of licenses? And then secondly, am I also correct in saying that case law is on your side here? Because it is a vertical integration, it would be precedent-setting.

John Stephens^ As you'd expect, we're going to follow all of the laws and regulatory requirements that a transaction like this requires, whether it be here in the US, in Europe, or in any of the Latin American countries. So that goes without saying.

With regard to a vertical integration transaction like this, you're right. The history is pretty clear.

In our industry there is nothing that we can find on record of the DOJ ever denying one of these mergers. And quite frankly, there's good reason for that, because it brings consumer choice, brings innovation, and it will benefit consumers.

So from that perspective, we're optimistic. We look forward to working through the process. But as always, the law and the facts will control that process.

With regard to any of the other agencies, it will depend on whether any licenses are transferred or not, and we'll determine that at a later date as Time Warner goes through their process. But if no licenses are transferred, and we do not need any of the licenses, the requirements will change with regard to those facts.

Jennifer Fritzsche^ Got it. We do have a lot of fixed-income people in the room here, so I'm going to ask some questions on the financing and leverage.

John Stephens^ Sure.

Jennifer Fritzsche^ This will clearly play a role here. What are the actual mechanics to get to the 2.5 times leverage at the end of year one? And will it require any asset sales? I have a few questions after that.

John Stephens^ If you remember -- first of all, maybe a point in time: end of year one is end of 2018. So we've got a full 26 months from then. That's one point I would make.

Secondly, all the cash accumulation that might be done or generation that might be done, not only by AT&T but by Time Warner through that period, will be available to manage the debt down.

Third, I would suggest to you if you look at the combined Companies, the growth in cash flows, we're looking at EBITDAs in the range of $60 billion, cash from operations in the range of $45 billion on an annual basis. So a significant amount of cash to manage debt load very, very prudently, very easily.

With regard to the net debt-to-EBITDA ratio, certainly we expect to grow EBITDA. We expect to grow revenues and profitability, and certainly that helps in the mechanics of getting there.

We will continue to look at our balance sheet. Right now it's a $400 billion total asset balance sheet. Post-transaction we'll be in that $500 billion range.

And certainly we'll continue to look at assets that we can monetize, as we have over time. And we will focus the use of our cash on debt repayment and moving towards more traditional rates, not only at the end of 2018, but at four years out when we will strive and expect to get to that 1.8 times net debt-to-EBITDA range. Feel really good about this collection of assets coming together that can really generate a lot of cash.

Jennifer Fritzsche^ How does that -- AT&T does have a lot of paper out there. You put $40 billion more, I guess, how do you feel about that?

Do you feel like that -- what are your people telling you in terms of the demand? I mean, we've had some amazing success stories with you in the capital markets, especially in the debt markets.

John Stephens^ We continue to feel very good. As you know we got bridge facilities from two banks, and we had opportunities from many others. So we felt really good about that before we announced the transaction. The conversations and the activities we've had since only lead us to believe that we can be very successful in syndicating out the bridge and getting financing.

The uniqueness of the time and place we have in today's economy is one we -- the marketplace has become rather global. We have over $25 billion, I believe, of foreign-denominated bonds out there right now. We've been very successful over the last five years in hitting and, if you will, going to different markets and utilizing different markets and have a very good reputation.

Secondly, the European economy and really the rest of the world economy is very tepid, to say the least. So rates on a global basis are very low, which make our bonds very attractive even at the low rates we borrow at, especially with a reliable player.

Someone who's been in business for 140 years and hasn't missed a bond payment, in interest payment, or dividend payment, it's a pretty good record. So we feel very good about it.

Our conversations with the bankers and the evaluators of the debt markets have left us with great confidence that we can handle this very methodically and very prudently.

Jennifer Fritzsche^ What about -- just sticking with DIRECTV and then we'll get to DIRECTV Now -- content costs? Not to be a Negative Nancy but some naysayers might say: Well, AT&T hasn't felt the Hollywood love, and that's why they're going down the direction of Time Warner.

Can you talk about content costs, if those have -- because it's kind of been removed from the conversation a little bit versus when the deal was first announced. Is that because you just can't announce a lot of these deals you've already inked, or how has that progressed?

John Stephens^ I think there have been a lot of announcements, mainly by the content providers themselves. We'll let them take the lead on that.

Jennifer Fritzsche^ Okay.

John Stephens^ But no, our content costs, we have managed those well. We're hitting our targets.

Time Warner is about premier content: the best brands, the best full source of over-the-top with HBO, in our networks with TBS, TNT, CNN, Cartoon Network.

Jennifer Fritzsche^ I would say there are a few Cartoon Network watchers --

John Stephens^ Their studios, with Warner Bros.; their library. It's all about premier.

And as I said earlier, mobile is all going video and video is all going mobile. And we've got a great distribution capability both satellite, wired, and specifically wireless.

Now we're going to have a premier -- the premier content Company. It's a great match.

Jennifer Fritzsche^ As we look at that, and it brings in the discussion of DIRECTV Now. Your Chairman recently announced a $35 price point. We haven't seen that hit the market for DIRECTV Now with 100 channels.

Almost some would call this a loss leader, an aggressive price point here. Is it, one, still going to be profitable?

And then are you willing to accept these thin margins? Because the obvious next question is: What about worrying about cannibalizing your own base?

John Stephens^ Yes. First and foremost, this product is targeted toward those 20 million or more households that don't have a pay-TV subscription today. So it's an underserved market at least from our perspective in the sense of what we provide.

From my perspective, if you think about what we did in our decisions with regard to go into the prepaid market some years ago with our investment in Leap and our new product, Cricket, and the tremendous success it's had, it's because we took our great networking capabilities and offered it to a customer set, a value-conscious customer set in the wireless space, that didn't have that availability to our networks and services.

It's that kind of thought process that goes into changing the game and innovating with DTV Now, and being able to provide our quality of products, our quality of content collection, into customers that today we do not have common market shares like we do with our full video product.

Secondly, when you think about these customers, a lot of them are multiple dwelling unit. A lot of them we don't overindex on either the broadband, the provision, or on the wireless provision. So this gives us an opportunity not only to provide them a great service with DTV Now but also the opportunity to get to know these customers and bundle other services.

I would suggest to you that we are interested in generating a lot of interest in the product, getting a lot of customers on and learning from it, and learning how we can improve it and how we can make changes to it. And with any product launch, there's always an entry-level launch; and then as we add features, as we add different content, you will see different price points.

But we're excited about the opportunity. We believe it's going to give us the real opportunity to grow our customer base and, quite frankly, to really start this new innovation phase to provide consumers choice.

Jennifer Fritzsche^ With this done, is it fair to say that AT&T views the critical bundle as wireless first, then broadband pipe, then video? Or how do you -- I mean it's a wireless strategy, clearly; but how do you view the critical bundle?

John Stephens^ We are seeing video and being a key point of attachment certainly to wireless. And as our traffic patterns go, you're seeing so much of the traffic over our wireless network, over all our networks, being video.

But let's don't dismiss at all our investment in fiber, our investment in our wired footprint. We have over 3 million new fiber builds that we're marketing to, out of our 12.5 million fiber-to-the-prem commitment. We're going to continue down that path.

We're getting very good results, customers buying speeds. If you look at the recently filed third-quarter Q you can see what we're doing with our IP broadband: customer base is growing, our ARPUs are growing, customers are getting a great product for a great price.

So we're seeing success with that, too. So it's about broadband, both wired and wireless; and it's about video; and it's about having distribution, whether it be wired, whether it be wireless, whether it be satellite, or whether it be retail through our vast retail distribution network, to take this collection of products and services and bundle them together or sell them individually -- but we prefer to bundle them together -- and give great service and great, innovative products to customers at real good value. Because that's how you retain them. That's how you keep them.

Jennifer Fritzsche^ If you look at -- I assume your most important metric is free cash flow, as you sit down -- taxes, free cash flow. But if we look at the components of that, just in a simplistic form -- EBITDA less CapEx, less taxes -- I'm not asking you to predict tax reform or anything like that, and not looking at TWX, but how do you feel about that free cash flow sustainability longer-term?

John Stephens^ Well, we've had this conversation in the sense of -- we feel really good about the standalone AT&T, I'll say it that way, free cash flow. The continued payoff of the automation and the streamlining projects that came out of Project Agile, the things like Digital First and those transformations, our project we call HALO, High Automation Low Overhead, efforts in our enterprise space: those continue to go well.

If you look at what we're doing with network function virtualization and software-defined networks, which not only lower capital costs but also streamline operating costs, reduce truck rolls, reduce hands-on handling of orders, all of that, we feel really good about the ability to improve cash flow from that.

And as you see, the rest of the merger integration synergies come to realization -- which we are confident they will with regard to DTV -- those three bundles are well over $5 billion, could probably approximate different pieces of it, because they approximate well over $5 billion.

So we have an easy path, we believe, over time to get the standalone AT&T into the $20 billion free cash flow range. And then you add on the significant cash flow of Time Warner and the ability to grow that.

Remember, Time Warner has been using much of their cash to buy back shares. That can be repurposed pay down debt, and so we feel very good about our long-term cash opportunities.

Jennifer Fritzsche^ I asked you about wireless competition. I didn't really ask you about the competitive landscape on the wireline side. I think we have to address Comcast here, right?

You're both moving to combine distribution and content. But unlike Comcast, you have a big wireless pipe; you have national video distribution. How do you feel like that gives you an edge?

As you look at Comcast and the strategies -- or Charter; let's bring them both in. But how do you look at cable as a competitor?

John Stephens^ Well, I think you hit the key. When we bring that content in, we're a national wireless-based broadband provider, we're a national content provider, we have national distribution with regard to retail capabilities. So we have an ability to do things that others won't.

And that will accelerate innovation. That will give customers choice. We'll certainly compete strongly with cable, but we really believe that's the real benefit of the Time Warner transaction; and the key differentiator there is wireless.

We also believe it will put us in a different competitive position with the rest of the wireless industry. Remember, this innovation that will come out of the content and distribution assets being brought together will certainly benefit consumers, but it's also going to benefit our enterprise businesses in a better ability to advertise, better ability to provide service.

If you think about the Internet of Things and healthcare and having an ability to transmit video very efficiently and effectively, it's going to help healthcare service providers to provide care to individuals in remote locations or outside of that doctor's office. All of those kinds of things, all of these different aspects of this innovation are really positive.

But we do believe that our collection of assets -- wired, satellite, wireless, and content -- are going to provide us a unique opportunity to innovate, to invest, provide consumers choice. And when you do that, you ultimately can win for your shareholders.

Jennifer Fritzsche^ I know you didn't offer any revenue synergies and that's [added] on. But could advertising -- I mean, you haven't talked a lot about advertising yet. I feel like your AdWorks has gone under the radar and you're doing more than meets the eye there. Is AdWorks --?

John Stephens^ AdWorks is $1.5 billion revenue stream. It's growing at double digits. It's the combination of the U-verse and the DTV separate efforts, but taking the best of both companies, putting it together, and leveraging it on the node. 25 million customer base.

So that's one. And yes, we're real proud of it. The team is doing great. We've got to keep doing it.

$1.5 billion growing at double digits is really, really significant. By the same token, we're a big Company; so sometimes it doesn't get the attention that it really deserves.

Secondly, with regard to the data that we have within our systems about what people watch, and what people see, and what they are spending time on, watching video, there's a lot of different benefits. One is, now the content creators of Warner Bros. Studios or the content owners, the Turner Networks or HBO, can now have real-time, real-live data about what people want. So it can help them make better choices in the choice of shows and the productions of shows and the types of shows.

It can also help them reduce costs with regard to a higher success rate means a lower cost for each success. So that's really important.

But absolutely: once you have that information and can get more directed advertisings and improve CPMs and make it more effective, you can do a couple of things. One, you can sell better advertising to your business customers, such that they can get a lot more value.

But you can also use that and possibly reinvest it to make different consumer offerings that are much more attractive from a financial perspective to the ultimate consumer customer. And that's how the consumer wins out of that transaction.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and Time Warner, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Time Warner and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Time Warner stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are and will be contained in AT&T's and Time Warner's filings with the Securities and Exchange Commission. Neither AT&T nor Time Warner is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Additional Information and Where to Find It
In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  AT&T and Time Warner will make the proxy statement/prospectus available to their respective stockholders and AT&T and Time Warner will file other documents regarding the proposed merger with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that AT&T or Time Warner may file with the SEC in connection with the proposed merger.  STOCKHOLDERS OF TIME WARNER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AT&T, TIME WARNER AND THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and Time Warner once they become available, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website at http://phx.corporate-ir.net/phoenix.zhtml?c=113088&p=irol-sec. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website at http://ir.timewarner.com/phoenix.zhtml?c=70972&p=irol-sec.

Participants in Solicitation
AT&T, Time Warner and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the holders of Time Warner common stock in respect to the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2016. Information about the directors and executive officers of Time Warner is set forth in the proxy statement for Time Warner's 2016 Annual Meeting of Stockholders, which was filed with the SEC on May 19, 2016. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available and other relevant materials filed with the SEC.  These documents will be available free of charge from the sources indicated above.